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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
                       (PURSUANT TO SECTION 13(E)(1) OF
                     THE SECURITIES EXCHANGE ACT OF 1934)

                               ----------------

                               ZERO CORPORATION
                               (NAME OF ISSUER)

                               ZERO CORPORATION
                                      AND
                             ELECTRONIC SOLUTIONS
                      (NAMES OF PERSONS FILING STATEMENT)

                               ----------------

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                  989484 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                            WILFORD D. GODBOLD, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               ZERO CORPORATION
                      444 SOUTH FLOWER STREET, SUITE 2100
                      LOS ANGELES, CALIFORNIA 90071-2922
                                (213) 629-7000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
         AND COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

                               ----------------

                                   COPY TO:

                            PETER F. ZIEGLER, ESQ.
                            GIBSON, DUNN & CRUTCHER
                            333 SOUTH GRAND AVENUE
                      LOS ANGELES, CALIFORNIA 90071-3197
                                (213) 229-7000

                               FEBRUARY 1, 1996

    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                               ----------------

                           CALCULATION OF FILING FEE

        TRANSACTION VALUATION*                    AMOUNT OF FILING FEE

              $72,000,000                               $14,400


(*) Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of
    1934. Assumes the purchase of 4,000,000 shares at the maximum tender offer price of $18.00 per share.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
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  This Issuer Tender Offer Statement on Schedule 13E-4 (this "Statement")
relates to an offer by ZERO Corporation, a Delaware corporation (the "Company"), and Electronic Solutions, a Nevada corporation and a wholly owned subsidiary of the Company (the "Subsidiary"), to purchase, upon the terms and subject to the conditions contained in the Offer to Purchase, dated February 1, 1996 (the "Offer to Purchase"), and the accompanying Letter of Transmittal (which together constitute the "Offer" and which are annexed to and filed with this Statement as Exhibits (a)(1) and (a)(2), respectively) up to 4,000,000 shares of Common Stock of the Company, par value $.01 per share (the "Shares"), at prices, net to the seller in cash, without interest thereon, not greater than $18.00 nor less than $15.75 per Share, taking into consideration the number of Shares so tendered and the prices specified by the tendering stockholders.

ITEM 1. SECURITY AND ISSUER.

  (a) The name of the issuer is ZERO Corporation, a Delaware corporation. The address of its principal executive office is 444 South Flower Street, Suite 2100, Los Angeles, California 90071-2922.

  (b) The class of equity securities to which this Statement relates is the Common Stock, par value $.01 per Share. Reference is hereby made to the information set forth on the cover page, including the inside front cover page, of the Offer to Purchase, which is incorporated herein by reference.

  (c) Reference is hereby made to the information set forth in "8. PRICE RANGE OF SHARES; DIVIDENDS; REDUCTION IN DIVIDENDS" of the Offer to Purchase, which is incorporated herein by reference.

  (d) Electronic Solutions, a Nevada corporation and wholly owned subsidiary of the issuer is jointly filing this Statement with the issuer. The address of Electronic Solutions' principal executive office is c/o ZERO Corporation, 444 South Flower Street, Suite 2100, Los Angeles, California 90071-2922.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) Reference is hereby made to the information set forth in "11. SOURCE AND AMOUNT OF FUNDS" of the Offer to Purchase, which is incorporated herein by reference.

  (b) Reference is hereby made to the information set forth in "11. SOURCE AND AMOUNT OF FUNDS" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(j) Reference is hereby made to the information set forth in "9. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER" of the Offer to Purchase, which is incorporated herein by reference. Except as set forth in the Offer to Purchase, neither the Company nor the Subsidiary has any present plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Company or any class of equity securities of the Company as is listed in paragraphs (a) through (j) of Item 3 of Schedule 13E-4.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

  Reference is hereby made to the information set forth in "12. TRANSACTIONS AND AGREEMENTS CONCERNING THE SHARES" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

  Reference is hereby made to the information set forth in "12. TRANSACTIONS AND AGREEMENTS CONCERNING THE SHARES" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Reference is hereby made to the information set forth in "15. FEES AND EXPENSES" of the Offer to Purchase, which is incorporated herein by reference.

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ITEM 7. FINANCIAL INFORMATION.

  (a)-(b) Reference is hereby made to the information set forth in "10. CERTAIN INFORMATION CONCERNING THE COMPANY AND THE SUBSIDIARY; RESULTS OF RECENT OPERATIONS" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

  (a) None.

  (b) None.

  (c) Not applicable.

  (d) None.

  (e) Reference is hereby made to the entire text of the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1) Offer to Purchase, dated February 1, 1996.
    (a)(2) Form of Letter of Transmittal, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9.
    (a)(3) Form of Notice of Guaranteed Delivery.
    (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
    (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.
    (a)(6) Form of Letter to Stockholders from Wilford D. Godbold, Jr.,
           President and Chief Executive Officer of the Company, dated February
           1, 1996.
    (a)(7) Form of press release issued by the Company on January 30, 1996.
    (a)(8) Form of Memorandum and Election Form, dated February 1, 1996, to participants in the ZERO Corporation Retirement Savings Plan.
    (b) Form of Private Shelf Agreement by and among the Company, the Subsidiary, The Prudential Insurance Company of America, and each
           Prudential Affiliate (as defined in the Private Shelf Agreement) which becomes bound by certain provisions of the Private Shelf
           Agreement, dated as of January 31, 1996.
    (c)    None.
    (d)    None.
    (e)    None.
    (f)    None.

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                                   SIGNATURES

  After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                          ZERO CORPORATION

                                               /s/ WILFORD D. GODBOLD, JR.
                                          By:__________________________________
                                                  Wilford D. Godbold, Jr.
                                               President and Chief Executive
                                                          Officer

                                          ELECTRONIC SOLUTIONS

                                               /s/ WILFORD D. GODBOLD, JR.
                                          By:__________________________________
                                                  Wilford D. Godbold, Jr.
                                                         Chairman
Dated: February 1, 1996

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                               INDEX TO EXHIBITS

 EXHIBIT NO.                         DESCRIPTION                           PAGE
 -----------                         -----------                           ----
 (a)(1)      Offer to Purchase, dated February 1, 1996.
 (a)(2)      Form of Letter of Transmittal, together with Guidelines for
             Certification of Taxpayer Identification Number on
             Substitute Form W-9.
 (a)(3)      Form of Notice of Guaranteed Delivery.
 (a)(4)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.
 (a)(5)      Form of Letter to Clients for use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees.
 (a)(6)      Form of Letter to Stockholders from Wilford D. Godbold,
             Jr., President and Chief Executive Officer of the Company,
             dated February 1, 1996.
 (a)(7)      Form of press release issued by the Company on January 30,
             1996.
 (a)(8)      Form of Memorandum and Election Form, dated February 1,
             1996, to participants in the ZERO Corporation Retirement
             Savings Plan.
 (b)         Form of Private Shelf Agreement by and among the Company,
             the Subsidiary,
             The Prudential Insurance Company of America, and each
             Prudential Affiliate (as defined in the Private Shelf
             Agreement) which becomes bound by certain provisions of the
             Private Shelf Agreement, dated as of January 31, 1996.
 (c)         None.
 (d)         None.
 (e)         None.
 (f)         None.

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